
02007709



3/12

U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

SEC FILE NO
8-38286

REPORT FOR THE PERIOD BEGINNING January 1, 2001 **AND ENDING** December 31, 2001

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Bridge Trading Company

MAR 0 7 2002

Official Use Only

FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS:
(Do not use P.O. Box No.)

717 Office Parkway
(No. and Street)

PROCESSED
MAR 2 2 2002
THOMSON FINANCIAL

St. Louis,	**Missouri**	**63141**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Richard H. Paulson **(314) 468-8249**
(Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
(Name -- if individual, state last, first, middle name)

PricewaterhouseCoopers LLP

800 Market Street	**St. Louis**	**Missouri**	**63101**
(ADDRESS) Number and Street	City	State	Zip Code

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, Richard H. Paulson, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Bridge Trading Company (the "Company"), as of December 31, 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Notary Public

MARY P CASEY
Notary Public - Notary Seal
STATE OF MISSOURI
ST. LOUIS COUNTY
MY COMMISSION EXP. FEB. 19,2005

This report ** contains (check all applicable boxes):

- [X] (a) Facing Page
- [X] (b) Statement of Financial Condition
- [ ] (c) Statement of Income
- [ ] (d) Statement of Cash Flows
- [ ] (e) Statement of Changes in Stockholder's Equity of Partners' or Sole Proprietor's Capital
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors
- [ ] (g) Computation of Net Capital
- [ ] (h) Computation for Determination of Reserve Requirement Pursuant to Rule 15c3-3
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3
- [ ] (j) A Reconciliation, including appropriate explanation, of the computation of Net Capital Under Rule 15c3-1
- [ ] Schedule of Segregation Requirements and Funds in Segregation Pursuant to Commodity Exchange Act
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation
- [X] (l) An Oath or Affirmation
- [ ] (m) A Copy of the SIPC Supplemental Report
- [X] (n) A Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit

** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3)

Bridge Trading Company

Index

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
800 Market Street
St. Louis MO 63101
Telephone (314) 206 8500

Report of Independent Accountants

To the Board of Directors and Stockholder of
Bridge Trading Company

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of Bridge Trading Company (the "Company") at December 31, 2001 in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management; our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

February 22, 2002

Bridge Trading Company

Statement of Financial Condition
December 31, 2001
(Dollars in thousands except share data)

Assets		
Cash and cash equivalents	$	13,549
Receivable from clearing brokers and dealers		4,673
Other receivables		293
Prepaid expenses and other assets		519
Memberships in exchanges, at cost ($524 fair value)		58
Property and equipment, net of accumulated depreciation of $5		56
Deferred income taxes (Note 6)		44,693
Total assets	$	63,841
Liabilities and Stockholder's Equity		
Liabilities:		
Accounts payable and accrued expenses	$	7,614
Accrued compensation		1,892
Due to Affiliated Entities		149
Total liabilities		9,655
Stockholder's Equity:		
Common stock, $1 par value; 1,000 shares authorized and outstanding		1
Additional paid-in capital		48,198
Retained earnings		5,987
Total stockholder's equity		54,186
Total liabilities and stockholder's equity	$	63,841

The accompanying notes are an integral part of the statement of financial condition.

Bridge Trading Company

Notes to the Statement of Financial Condition
December 31, 2001
(Dollars in thousands)

1. Organization and Nature of Business

Bridge Trading Company (the Company) operates as a broker and dealer of securities and is a member of various exchanges and the National Association of Securities Dealers, Inc. (NASD). The Company primarily trades in the United States equity markets for large institutional money managers. The Company clears all of its transactions with and for customers on a fully disclosed basis pursuant to written correspondent clearing agreements approved by and on file with the New York Stock Exchange, Inc. Accordingly, the Company is exempt from the requirements of Rule 15c3-3 under the Securities Exchange Act of 1934.

Until September 28, 2001, the Company was a wholly-owned subsidiary of Bridge Trading Technologies, Incorporated, a wholly-owned subsidiary of Bridge Information Systems, Inc. (Bridge).

Reuters America Inc., a Delaware corporation, and Reuters S.A., a corporation organized under the laws of Switzerland, entered into the Amended and Restated Asset Purchase Agreement (Purchase Agreement) dated May 3, 2001 with Bridge and certain of its subsidiaries to purchase all shares of the common stock of the Company. The Purchase Agreement became effective September 28, 2001 (acquisition date). At the acquisition date, the Company became a wholly-owned subsidiary of Reuters International Holdings SARL and an indirect subsidiary of Reuters Group PLC (Reuters).

The effects of this transaction between Reuters and Bridge were not pushed down to the Company and, therefore, did not affect the Company's historical bases of its assets and liabilities. However, the Company's tax bases of its assets and liabilities did change as a result of the transaction between Reuters and Bridge due to the Company's election of Section 338(h)(10) of the United States Internal Revenue Code resulting in $110,307 of differences between the income tax bases of assets and liabilities and their financial reporting bases, consisting primarily of goodwill. The estimated tax effect resultant from the difference in bases is reflected in deferred income taxes on the Statement of Financial Condition with an offsetting credit to additional paid-in capital. The deferred tax asset will be amortized with direct charges to additional paid-in capital over the tax life of the assets (15 years).

2. Summary of Significant Accounting Policies

Securities Transactions
Securities transactions and the related commission revenue and expense are recorded on a trade date basis.

During the year, securities owned and securities sold, but not yet purchased, were carried at fair value and unrealized gains and losses were reflected in revenue on a trade date basis. As of December 31, 2001, the Company held no open positions on a trade date basis.

Soft Dollar Arrangements
Substantially all of the Company's commission revenue is the result of trading activity executed under soft dollar arrangements with its customers. Of these revenues, approximately 68% directly

relate to data, network and software services purchased from Bridge and its subsidiaries for the period January 1, 2001 through September 28, 2001, and from Reuters and its subsidiaries subsequent to September 28, 2001 (Note 4). Approximately 24% of commission revenues relate to third-party news, research and software expenses of the customers paid by the Company.

The Company's customers are under no obligation to place any minimum volume of trades with the Company, nor is the Company obligated to provide any services or benefits to customers under these arrangements before payment is received. Costs related to services which have been provided to customers but not yet paid for through the receipt of soft dollar commissions on securities transactions are included in prepaid expenses and other assets in the Statement of Financial Condition to the extent the Company ultimately deems them to be collectible. Amounts that have been received through soft dollar commissions on securities transactions that are in excess of services provided are included in accrued expenses in the Statement of Financial Condition to the extent the Company ultimately expects to incur expenses through the provision of services under the soft dollar agreements.

Cash and Cash Equivalents
The Company considers highly liquid investment instruments with a maturity of three months or less at time of acquisition to be cash equivalents.

Receivable from Clearing Brokers and Dealers
Receivable from clearing brokers and dealers includes cash on deposit, commissions receivable and proprietary trading margin account balances from the Company's clearing brokers on a trade date basis. The commission is credited to the Company's account on trade date and is available to the Company on the settlement date.

Depreciation
Depreciation is computed using the straight-line method based on the estimated useful lives of five years for furniture and fixtures and three years for equipment.

Income Taxes
The Company accounts for income taxes using the liability method required under the provisions of Statement of Financial Accounting Standards No. 109 (SFAS 109), *Accounting for Income Taxes*. Deferred tax assets and liabilities are determined based on the differences between the financial statement and tax bases of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse.

Fair Value
Securities owned and securities sold, but not yet purchased are valued using quoted market dealer prices. The Company's remaining financial instruments are carried at amounts that approximate fair value because of the short-term nature of the instruments.

Use of Estimates in the Preparation of Financial Statements
The preparation of the statement of financial condition in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent

(Dollars in thousands)

assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3. Employee Benefit Plans

Through September 28, 2001, the Company participated in a 401(k) plan sponsored by Bridge, covering substantially all of its employees. Under this plan, eligible employees could contribute a percentage of their base salary subject to certain limitations, and the Company matched a portion of the employees' contribution. Also under this plan, profit sharing contributions could be made at the discretion of Bridge. No discretionary contributions were made by Bridge during the period.

After the Reuters acquisition, the Company ceased participating in the Bridge sponsored plan and began participating in a 401(k) plan sponsored by Reuters covering substantially all of its employees. Under the Reuters' plan, beginning October 1, 2001 eligible employees could contribute a percentage of their base salary subject to certain limitations. The Company contributes up to 8.125% of participating employees' salaries to the plan.

4. Related-Party Transactions

Bridge and its subsidiaries during the nine months ended September 28, 2001 and Reuters and its subsidiaries during the three months ended December 31, 2001 (Affiliated Entities) provided operational services to the Company including data, network and software services, which are assessed based upon the level of services the Company provides its customers. Affiliated Entities provide administrative support services which include accounting, income tax, human resources and facilities management. Affiliated Entities also provide office space to the Company under a noncancelable lease agreement. The lease expires on September 30, 2003. Future minimum lease payments are $430 and $323 for the years ended 2002 and 2003, respectively. The amounts charged by Affiliated Entities are based on agreed-upon amounts that might differ from amounts that would be charged if such services were provided by third parties.

5. Net Capital Requirements

The Company is subject to the Uniform Net Capital Rule under the Securities Exchange Act of 1934 (SEC Rule 15c3-1), which requires the maintenance of minimum net capital equal to the greater of $1,000 or 6 2/3% of aggregate indebtedness. The ratio of aggregate indebtedness to net capital shall not exceed 15 to 1. The Rule also requires that equity capital may not be withdrawn or cash dividends paid if the Company's net capital is less than 120 percent of the minimum requirement of 25 percent of haircuts on trading securities owned or if its ratio of aggregate indebtedness to net capital exceeds 10 to 1. At December 31, 2001, the Company had net capital of $8,138, which was $7,138 in excess of its minimum capital requirement. The ratio of aggregate indebtedness to net capital was 1.19 to 1.

(Dollars in thousands)

6. Income Taxes

Net deferred income taxes of $44,693 comprises $42,303 of deferred tax assets derived from the change in tax bases in the Company's assets and liabilities (Note 1), $2,393 of deferred tax assets derived from accrued expenses, and $3 of deferred tax liabilities derived from property and equipment. Management has determined that based on expected future operating plans and tax planning strategies available to the Company, the net deferred tax assets at December 31, 2001 will more likely than not be utilized to offset future taxes. Therefore, no valuation reserve related to such deferred tax assets has been recorded at December 31, 2001.

Prior to being acquired by Reuters, the Company was included in the consolidated federal and state income tax returns of Bridge. The Company computed its federal and state income tax liability on a separate return basis based on an estimated tax provision rate and satisfied its estimated federal and state income tax liability through an intercompany account with Bridge through September 28, 2001. Bridge is responsible for all obligations or liabilities relating to taxes for all periods ended on or prior to September 28, 2001 pursuant to the Purchase Agreement. The Company began preparing separate federal and state income tax returns for its operations subsequent to September 28, 2001.

7. Financial Instruments with Off – Balance Sheet Risk and Concentration of Credit Risk

In the normal course of business, the Company's customers' activities involve the execution, settlement and financing of various securities transactions through its clearing brokers. These activities may expose the Company to off-balance sheet risk in the event the customer or counterparty is unable to fulfill its contracted obligations because the Company has guaranteed such obligations to the clearing brokers. The Company, through its clearing brokers, continually monitors its customers' activities.

The Company, as part of its brokerage activities, assumes short positions in its inventory. The establishment of short positions exposes the Company to off-balance sheet risk in the event prices increase, as the Company may be obligated to cover such positions. At December 31, 2001, the Company held no short positions. The Company attempts to control off-balance sheet risk by monitoring the market value on a daily basis.

The Company clears all of its customer and proprietary transactions with Deutsche Banc Alex Brown Inc. and BNY Clearing Services International LLC on a fully disclosed basis. Although no disruption in clearing services is expected, any such disruption would have an adverse affect on operating results.

8. Contingencies

The Company is subject to legal proceedings and claims which arise in the ordinary course of its business. In the opinion of management, after consulting with counsel, the amount of ultimate liability with respect to these actions will not materially affect the financial position or results of operations of the Company.



PricewaterhouseCoopers LLP
800 Market Street
St. Louis MO 63101
Telephone (314) 206 8500

Report of Independent Accountants on Internal Control Required By Rule 17a-5 Under the Securities Exchange Act of 1934

To the Board of Directors and Stockholder of
Bridge Trading Company

In planning and performing our audit of the financial statements and supplemental schedule of Bridge Trading Company (the "Company") for the year ended December 31, 2001, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures, that we considered relevant to the objectives stated in Rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11); and

2. Determining compliance with the exemptive provisions of Rule 15c3-3.

Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13;

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and

3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs

PRICEWATERHOUSECOOPERS

To the Board of Directors and Stockholder of
Bridge Trading Company

of control and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of internal control to future periods is subject to the risk that controls may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the New York Stock Exchange, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

February 22, 2002



Bridge Trading Company

Statement of Financial Condition and
Report on Internal Control Required by
Rule 17a-5 Under the Securities
Exchange Act of 1934
As of December 31, 2001
(Available for Public Inspection)